EXHIBIT 99.7

Press Release

Total proposes a final 2020 dividend of 0.66 €/share

and a dividend of 2.64 €/share for fiscal year 2020

Paris, February 9, 2021 – The Board of Directors met on February 8, 2021, and decided to propose to the Shareholders’ Meeting, which will be held on May 28, 2021, the distribution of a final dividend of 0.66 €/share for fiscal year 2020, stable compared to the three interim dividends paid for fiscal year 2020.

Given the three interim dividends of 0.66 €/share previously decided by the Board of Directors, the annual dividend for the fiscal year 2020 will amount to 2.64 €/share.

Subject to approval at the Shareholders’ Meeting, this final dividend will be paid in cash exclusively, according to the following timetable:

	Shareholders	ADS holders

Ex-dividend date	June 24, 2021	June 22, 2021

Payment date	July 1st, 2021	July 16, 2021

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.